Everock Inc.

Exploration and Mining



Toronto, May 15th, 2003

Office of International Corporate Finance
United Stated Securities and Exchange Commission
450 Fifth Street N.W. Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: Exemption #82 – 5163

SUPPL

Sir –

Enclosed please find the unaudited statements of Everock Inc. for the first fiscal quarter ended December 31, 2002.

We trust that you will find the enclosed statements to be satisfactory.

Yours sincerely,



Gabriel Regev
Vice-President & CFO
Everock Inc.

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Encl:

370 Winnett Avenue, Toronto, Ontario – Canada M6C 3M1
Tel: (416) 822-5534, Fax: (416) 633-5534
e-mail: everockinc@sympatico.ca

Consolidated Financial Statements

of **EVEROCK INC.**

First Quarter Ended December 31, 2002

(Unaudited -See Notes to Financial

Statements)

EVEROCK INC.
Consolidated Balance Sheets
Unaudited – See Notes to Financial Statements
December 31, 2002

ASSETS

	December 31, 2002 (Unaudited)	September 30 2002 (Audited)
CURRENT		
Accounts receivable	$ 100	$ 100
	100	100
OTHER		
Mineral resource properties	184,474	20.000
Capital assets	3,891	-
Goodwill	75,000	75,000
	263,465	95,100

LIABILITES

CURRENT		
Accounts payable and accrued liabilities	6,326	5,825
Advances from shareholder	22,500	-
	28,826	5,825

SHAREHOLDERS EQUITY

SHARE CAPITAL (Note 3)	492,465	304,600
DEFICT (Page 3)	(332,826)	(215,325)
	159,639	82,275
	$ 188,465	$ 95,100

EVEROCK INC.
Consolidated statements of operations
and deficit ended December 31, 2002 and 2001
(Unaudited – see notes to financial statements)

	Three months ended December 31, 2002	Three months ended December 31, 2001
Operating expenses		
Write off goodwill	75.000	75.000
Write off mining interest	20.000	20.000
Consulting fees	20.000	20.000
Shareholder information	-	
Office, general and administration	3556.00	2.501
		117.501
Net income (loss) for the period	(118.556)	(117.501)
Deficit, beginning of period	(215.325)	(215.325)
DEFICIT END OF PERIOD	$(333.881)	$ (332.826)
NET LOSS PER SHARE	$ (0.01)	$ (0.01)

EVEROCK INC.
Consolidated statements of cash flows
3 months ended December 31, 2001 and 2001
(Unaudited – see notes to financial statements)

	Three months ended December 31, 2002	Three months ended December 31, 2001
Cash provided by (used in:		
Operating activities		
Net (loss) for the period	(117,501)	(117,501)
Add: items not affecting cash flows:		
Write off on mining interest	20,000	20,000
Write off of goodwill	75,000	75,000
	(22,501)	(22,501)
Changes in non-cash operating working capital balances	501	501
(Used in) Operating activities	(22,000)	(22,000)
Financing Activities		
Advances from shareholder	22,500	22,500
Issuance of common shares	187,865	187,865
Provided by Financing Activities	210,365	210,365
Investing Activities		
(Additions) to capital assets	(3,891)	(3,891)
(Additions) to mining interests	(184,474)	(184,474)
(Used in) Investing Activities	(188,365)	(188,365)
Increase (decrease) in Cash	-	-
(Bank indebtedness) cash, beginning of year	-	-
(BANK INDEBTEDNESS), CASH END OF PERIOD		$

EVEROCK INC.
Notes to Consolidated Financial Statement
December 31, 2002 and 2001 (Unaudited)

1. Summary of significant accounting policies:

The accompanying policies and methods followed in preparing these financial statements are those used by Everock Inc. (the "company") as set out in the September 30, 2002 audited financial statements. However, the unaudited financial statements for the three month ended December 31, 2003, do not conform in all respects to the disclosure and information that is required for annual statements. For further information, see the Company's September 30, 2002, audited financial statements.

The enclosed Unaudited financial statements for the three months ended December 31, 2002 conform with generally accepted accounting principals in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended December 31, 2002 is not indicative of the results that may be expected for the full year ended September 30, 2003.

2. Significant events and transactions:

a) change in name – On November 6, 2002, the company changed its name from Canadian Everock Explorations Inc. to Everock Inc.
b) Acquisition of Cali-Gem Resources Inc. and Axel blade Resources Inc.

   On November 19, 2002, the company acquired a 100% interest in Cali-Gem Resources Inc. ("Cali-Gem") and Axelblade Resources Inc. ("Axelblade"). The acquisition was accounted for as a reverse take-overs as the original shareholders of Cali-Gem retain a voting control of the company after the acquisition. The acquisition is being recorded using the purchase method and accordingly net assets of Cali-Gem are being recorded at their fair market value as follows:

Mineral resource properties	$	184, 474
Capital assets		3,891
		183,365
Current liabilities		(500)
Purchase price	$	187,865

Everock Inc. Acquired (i) interest in five Kapuskasing mineral properties and (ii) an option, which has been partially exercised, on a 15% interest in the Leek Springs prospecting syndicate ("Leek Springs Interests")

3. Share capital:

a) Authorizes - An unlimited number of Common shares
b) Issued

	Number		$
Common shares			
Balance: September 30, 2002	44,160,000		304,600
Effects of consolidation on the basis of 1 for 9.5 shares	4,648,421		304,600
Shares cancelled	(263,632)		-
Issued for 100% of common shares Of Cali-Gem Resources Inc. and Axelblade Resources Inc.	18,786,578		187,865
Balance: December 31, 2002	23,171,367	$	492,465

EVEROCK INC.
Notes to consolidated Financial Statements
December 31, 2002 and 2001
(Unaudited)

4. Income taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historic taxable income, it cannot reasonably be estimated at this time if its more likely than not the company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or losses from difference in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation will be adjusted in the period that is determined that it is more likely than not that some portion or all of the future tax assets of future tax liabilities will be realized.

For further information on the company's actual losses for tax purposes, please refer to the September 30, 2002 audited financial statements. The benefit of these losses and the loss for the period ended have not been recognized in these financial statements.

At December 31, 2002, the company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.